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SECURI… …SSION
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
FEB 27 2015
WASH, D.C. 194 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

optionsXpress, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 West Monroe Street, Suite 1000
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald L. Wetzel (312) 267-6407
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 S. Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau of the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/9

OPTIONSXPRESS, INC.
TABLE OF CONTENTS

This report contains (check all applicable boxes):

OATH OR AFFIRMATION

We, Barry S. Metzger and Ronald L. Wetzel, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to optionsXpress, Inc. (the Company) as of and for the year ended December 31, 2014, are true and correct. We further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

State of Illinois
County of Cook

Signature

Chief Executive Officer – optionsXpress, Inc.
Title

Subscribed and sworn (or affirmed) before me on this 25th day of February, 2015,
by Barry S. Metzger
and Ronald L. Wetzel
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature

Chief Financial Officer – optionsXpress, Inc.
Title

Signature

OFFICIAL SEAL
M. E. CREMIN
Notary Public - State of Illinois
My Commission Expires May 27, 2015

CONFIDENTIAL DOCUMENT

OPTIONSXPRESS, INC.

(SEC. I.D. NO. 8-52354)

Statement of Financial Condition as of
December 31, 2014, and Report of Independent
Registered Public Accounting Firm

PUBLIC DOCUMENT

(Pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934).

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 247 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of optionsXpress, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of optionsXpress, Inc. (the "Company") (a wholly owned subsidiary of optionsXpress Holdings, Inc., a wholly owned subsidiary of The Charles Schwab Corporation) as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of optionsXpress, Inc. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2015

OPTIONSXPRESS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014 (In thousands, except share and per share amounts)

Assets		
Cash and cash equivalents	$	35,942
Cash and other assets segregated and on deposit for regulatory purposes		818,040
Receivables from brokers, dealers, and clearing organizations		60,128
Receivables from brokerage clients — net		189,482
Equipment and office facilities — net		2,344
Goodwill		62,824
Other assets		4,925
Total assets	$	1,173,685
Liabilities and Stockholder's Equity		
Payables to brokers, dealers, and clearing organizations	$	16,617
Payables to brokerage clients		942,416
Deferred income taxes payable		1,714
Accrued expenses and other liabilities		17,650
Payables to affiliates		642
Total liabilities		979,039
Stockholder's equity:		
Common stock — 25,000,000 shares authorized $0.01 par value per share; 1,000 shares issued and outstanding	$	-
Additional paid-in capital		141,430
Retained earnings		53,216
Total stockholder's equity		194,646
Total liabilities and stockholder's equity	$	1,173,685

See notes to statement of financial condition.

1. Organization and Nature of Business

optionsXpress, Inc. (the Company) is a wholly-owned subsidiary of optionsXpress Holdings, Inc. (the Parent), which is a wholly-owned subsidiary of The Charles Schwab Corporation (CSC). The Company provides internet-based option, stock, mutual fund, fixed income, and futures brokerage services to retail clients located throughout the United States (U.S.) and certain foreign countries.

The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc., the Securities Investor Protection Corporation (SIPC), the National Securities Clearing Corporation and the Depository Trust Company (together, the "Depository Trust & Clearing Corporation" or DTCC), and the Options Clearing Corporation (OCC). In addition, the Company is registered with the Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA).

The Company provides clearing and execution services for its clients and the clients of its affiliates, optionsXpress Australia, Pty Limited, and optionsXpress Singapore Pte. Ltd. As the clearing broker, the Company maintains custody and control over the assets in those client accounts and provides back office functions, including: maintaining client accounts; extending credit in margin accounts; settling stock and bond transactions with the DTCC and option transactions with the OCC; settling trading revenue and clearing fees; preparing client trade confirmations and statements; performing designated cashier functions, including the delivery and receipt of funds and securities to or from the client; possession or control of client securities, safeguarding client funds and transmitting tax accounting information to the client and to the applicable tax authorities; and forwarding prospectuses, proxies, and other shareholder information to clients. The Company clears all of its futures accounts transactions as a non-clearing futures commission merchant through an omnibus account arrangement with a clearing futures commission merchant (clearing FCM).

2. Summary of Significant Accounting Policies

Basis of presentation

The accompanying statement of financial condition has been prepared in conformity with accounting principles generally accepted in the U.S., which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statement. Certain estimates relate to valuation of goodwill, allowance for doubtful accounts, and legal and regulatory reserves. Actual results may differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less that are not segregated and on deposit for regulatory purposes to be cash equivalents. Cash and cash equivalents include deposits with banks and commercial paper.

Cash and other assets segregated and on deposit for regulatory purposes

Cash and other assets segregated and on deposit for regulatory purposes include interest-bearing cash deposits from clients' security accounts held in a special reserve bank account according to Rule 15c3-3 of the Securities Exchange Act of 1934, and interest-bearing cash deposits, including open trade equity and cash deposits with a clearing FCM, that have been segregated or secured for the benefit of futures clients according to the regulations of the CFTC governing a futures commission merchant.

Securities borrowed and securities loaned

Securities borrowed require the Company to deliver cash to the lender in exchange for securities and are included in receivables from brokers, dealers, and clearing organizations. For securities loaned, the Company receives collateral in the form of cash in an amount equal to or greater than the market value of securities loaned. Securities loaned are included in payables to brokers, dealers, and clearing organizations. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained or refunded to ensure full collateralization. All of the Company's securities lending transactions are subject to enforceable master netting arrangements with other broker-dealers. However, the Company does not net securities lending transactions and therefore, the Company's securities loaned and securities borrowed are presented gross in the statement of financial condition.

Client transactions

Clients' securities transactions, excluding futures activity, are recorded on a settlement-date basis. Futures transactions are recorded on a trade-date basis. Securities owned by clients, including those that collateralize margin or similar transactions, are not reflected in the statement of financial condition.

Receivables from brokerage clients

Receivables from brokerage clients include margin loans to clients and are recorded net of an allowance for doubtful accounts. Receivables from brokerage clients that remain unsecured or partially secured for an extended period of time are fully reserved.

Equipment and office facilities

Equipment and office facilities are recorded at cost net of accumulated depreciation and amortization. Equipment and office facilities are depreciated on a straight-line basis over an estimated useful life of five to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life of the asset or the term of the lease. Software and certain costs incurred for purchasing or developing software for internal use are amortized on a straight-line basis over an estimated useful life of three or five years. Equipment and office facilities are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Goodwill

Goodwill represents the fair value of acquired businesses in excess of the fair value of the individually identified net assets acquired. Goodwill is not amortized but is tested for impairment annually or whenever indications of impairment exist. The Company's annual goodwill impairment testing date is April 1st. The Company can elect to qualitatively assess goodwill for impairment if it is more likely than not that the fair value of a reporting unit exceeds its carrying value. A qualitative assessment may consider macroeconomic and other industry-specific factors, such as trends in short-term and long-term interest rates and the ability to access capital, or Company specific factors such as market capitalization in excess of net assets, trends in revenue generating activities, and merger or acquisition activity.

If the Company elects to bypass qualitatively assessing goodwill, or it is not more likely than not that the fair value of a reporting unit exceeds its carrying value, management estimates the fair values of each of the Company's reporting units (defined as the Company's business for which financial information is available and reviewed regularly by management) and compares it to their carrying values. The estimated fair values of the reporting units are established using an income approach based on a discounted cash flow model that includes significant assumptions about the future operating results and cash flows of each reporting unit, a market approach which compares each reporting unit to comparable companies in their respective industries, and a market capitalization analysis.

In testing for potential impairment of goodwill on April 1, 2014, management performed an assessment and concluded that goodwill was not impaired.

Income taxes

The Company is included in the consolidated federal income tax return of CSC. The Company provides for income taxes on all transactions that have been recognized in the financial statement on a pro rata basis with CSC's other subsidiaries in the consolidated income tax return. Accordingly, deferred tax assets are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax assets and deferred tax liabilities, as well as other changes in income tax laws, are recorded in earnings in the period during which such changes are enacted. The Company's unrecognized tax benefits, which are included in accrued expenses and other liabilities, represent the difference between positions taken on tax return filings and estimated potential tax settlement outcomes. Interest and penalties relating to unrecognized tax benefits are recorded in income tax expense.

Fair values of assets and liabilities

Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance describes the fair value hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available. Unobservable inputs reflect management's judgment about the assumptions market

participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates, benchmark yields, issuer spreads, new issue data, and collateral performance.
- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

Assets and liabilities recorded at fair value

The Company uses the market and income approaches to determine the fair value of assets and liabilities. When available, the Company uses quoted prices in active markets to measure the fair value of assets and liabilities. When utilizing market data and bid-ask spread, the Company uses the price within the bid-ask spread that best represents fair value. When quoted prices do not exist, the Company uses prices obtained from independent third-party pricing services to measure the fair value of investment assets. The Company's primary independent pricing service provides prices based on observable trades and discounted cash flows that incorporate observable information such as yields for similar types of securities (a benchmark interest rate plus observable spreads) and weighted-average maturity for the same or similar "to be issued" securities. The Company does not adjust the prices received from independent third-party pricing services unless such prices are inconsistent with the definition of fair value and result in a material difference in the recorded amounts.

Financial instruments not recorded at fair value

Descriptions of the valuation methodologies and assumptions used to estimate the fair value of financial instruments not recorded at fair value are described below. The Company's financial instruments not recorded at fair value but for which fair value can be approximated and disclosed include:

Cash and cash equivalents are short-term in nature and accordingly are recorded at amounts that approximate fair value.

Cash and other assets segregated and on deposit for regulatory purposes are short-term in nature and accordingly are recorded at amounts that approximate fair value.

Receivables from/payables to brokers, dealers, and clearing organizations are recorded at contractual amounts and historically have been settled at those values and are short-term in nature, and therefore approximate fair value.

(In thousands, except option price amounts or as noted)

Receivables from/payables to brokerage clients — net are recorded at contractual amounts and historically have been settled at those values and are short-term in nature, and therefore, approximate fair value.

New Accounting Standard Not Yet Adopted

In May 2014, the Financial Accounting Standards Board issued new guidance on revenue recognition, which is effective January 1, 2017. The guidance clarifies that revenue from contracts with customers should be recognized in a manner that depicts both the timing of the transfer of goods or performance of services at an amount that reflects the expected consideration. The Company is currently evaluating the impact of this new guidance on its financial statements.

3. Receivables from Brokers, Dealers, and Clearing Organizations

Amounts receivable from brokers, dealers, and clearing organizations consisted of the following at December 31, 2014:

Deposits with clearing organizations	$ 39,560
Deposits for securities borrowed	17,518
Other receivables from brokers, dealers, and clearing organizations	3,050
Total receivables from brokers, dealers, and clearing organizations	$ 60,128

4. Receivables from Brokerage Clients

Receivables from brokerage clients consist primarily of margin loans to brokerage clients of $189,122. Securities owned by brokerage clients are held as collateral for margin loans. Such collateral is not reflected in the statement of financial condition.

5. Equipment and Office Facilities

Equipment and office facilities consisted of the following at December 31, 2014:

Computer software	$ 19,015
Furniture and equipment	17,959
Leasehold improvements	4,113
	41,087
Less accumulated depreciation and amortization	(38,743)
Total equipment and office facilities — net	$ 2,344

(In thousands, except option price amounts or as noted)

6. Payables to Brokers, Dealers, and Clearing Organizations

Payables to brokers, dealers and clearing organizations at December 31, 2014 consisted of the following:

Deposits for securities loaned	$ 15,218
Payable for securities failed to receive	1,399
Total payables to brokers, dealers, and clearing organizations	$ 16,617

7. Payables to Brokerage Clients

The principal source of funding for the Company's margin lending is cash balances in brokerage client accounts, which are included in payables to brokerage clients. Cash balances in interest-bearing brokerage client accounts were $846,664 at December 31, 2014.

8. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following at December 31, 2014:

Accrued expenses	$ 10,569
Accrued compensation	5,254
Other	1,827
Total accrued expenses and other liabilities	$ 17,650

9. Taxes on Income

The Company's tax liability excludes the excess tax benefits from the exercise of stock options and the vesting of restricted stock awards. The excess tax benefits, which otherwise would, for accounting purposes, provide a reduction of income taxes payable, are remitted to CSC through the payables to affiliates pursuant to the provisions of the Company's tax sharing arrangement.

(In thousands, except option price amounts or as noted)

Deferred tax assets:		
Employee compensation, severance, and benefits	$	1,580
Reserves and allowances		2,052
State and local taxes		309
Total deferred tax assets		3,941
Deferred tax liabilities:		
Depreciation and amortization		(5,195)
Capitalized internal-use software development costs		(126)
Other		(334)
Total deferred tax liabilities		(5,655)
Deferred tax liability — net	$	(1,714)

A reconciliation of the beginning and ending amount of unrecognized tax benefits are as follows:

Balance at January 1, 2014	$	-
Additions for tax positions related to the current year		67
Additions for tax positions related to prior years		110
Reductions due to laps of statute of limitations		-
Reductions for settlements with tax authorities		-
Balance at December 31, 2014	$	177

The federal tax returns for 2011 through 2013 remain open to Federal tax examinations. The years open to examination by state and local governments vary by jurisdiction.

10. Fair Values of Assets and Liabilities

For a description of the fair value hierarchy and the Company's fair value methodologies, including the use of independent third-party pricing services, see note "2 – Summary of Significant Accounting Policies". The Company did not transfer any assets or liabilities between Level 1, Level 2, or Level 3 during 2014. In addition, the Company did not adjust prices received from the primary independent third-party pricing service at December 31, 2014.

Financial Instruments Recorded at Fair Value

The Company's assets recorded at fair value include commercial paper, which is included in cash and cash equivalents and was classified as Level 2 in the amount of $31,973 at December 31, 2014. The Company did not have any assets utilizing Level 1 or Level 3 inputs as of December 31, 2014. The Company did not have any liabilities recorded at fair value as of December 31, 2014.

(In thousands, except option price amounts or as noted)

Financial Instruments Not Recorded at Fair Value

Descriptions of the valuation methodologies and assumptions used to estimate the fair value of financial instruments not recorded at fair value are also described in note "2 – Summary of Significant Accounting Policies". There were no significant changes in these methodologies or assumptions during the year ended December 31, 2014. The following table presents the fair value hierarchy for financial instruments not recorded at fair value at December 31, 2014:

	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Assets:					
Cash and cash equivalents	$ 3,969	$ -	$ 3,969	$ -	$ 3,969
Cash and other assets segregated and on deposit for regulatory purposes	818,040	-	818,040	-	818,040
Receivables from brokers, dealers, and clearing organizations	60,128	-	60,128	-	60,128
Receivables from brokerage clients — net	189,482	-	189,482	-	189,482
Total	$1,071,619	$ -	$1,071,619	$ -	$1,071,619
Liabilities:					
Payables to brokers, dealers, and clearing organizations	$ 16,617	$ -	$ 16,617	$ -	$ 16,617
Payables to brokerage clients	942,416	-	942,416	-	942,416
Total	$ 959,033	$ -	$ 959,033	$ -	$ 959,033

11. Commitments, Contingent Liabilities, and Off-Balance Sheet Risk

Commitments — The Company enters into agreements to purchase telecommunications and data services from various service providers. These agreements expire on various dates through September 2016. The fixed and determinable portions of these obligations are $1,248 for the year ending December 31, 2015, and $333 for the year ending December 31, 2016.

General Contingencies — The Company extends margin credit and leverage to its clients, which are subject to various regulatory and clearing firm margin requirements. Margin credit balances are collateralized by cash and securities in the clients' accounts. The contractual value of margin loans to clients was $189,122 at December 31, 2014. Leverage involves securing a large potential future obligation with a lesser amount of cash or securities. The risks associated with margin credit and leverage increase during periods of fast market movements or in cases where leverage or collateral is concentrated and market movements occur. During such times, clients who utilize margin credit or leverage and who have collateralized their obligations with securities may find that the securities have a rapidly depreciating value and may not be sufficient to cover their obligations in the event of liquidation. The Company is exposed to credit risk when its clients execute transactions, such as short sales of options and equities or futures transactions that can expose them to risk beyond their invested capital. In

(In thousands, except option price amounts or as noted)

addition, the Company may be obligated for margin extended to the Company's clients by its third-party clearing agent on futures positions.

The margin and leverage requirements that the Company imposes on its client accounts meet or exceed those required by various regulatory requirements and Regulation T of the Board of Governors of the Federal Reserve. The amount of this risk is not quantifiable since the risk is dependent upon analysis of a potential significant and undeterminable rise or fall in stock prices.

As a result, the Company is exposed to significant off-balance sheet credit risk in the event client collateral is not sufficient to fully cover losses that clients may incur. In the event clients fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the clients' obligations. The Company believes that it is unlikely that it will have to make any material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the accompanying financial statement.

The Company borrows securities temporarily from other broker-dealers in connection with its broker-dealer business. The Company deposits cash as collateral for the securities borrowed. Decreases in securities prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company seeks to manage this risk by requiring credit approvals for counterparties, by monitoring the securities values on a daily basis, and by requiring additional collateral as needed.

At December 31, 2014, customer margin securities of $287,103 and stock borrowings of approximately $16,794 were available to the Company to utilize as collateral on various borrowings or for other purposes. At December 31, 2014, the Company had utilized a portion of these available securities as collateral for OCC margin requirements of $115,373, customer short sales of $25,152, and securities lending transactions of $13,890. To partially satisfy the margin requirement of client option transactions with the OCC, the Company has an unsecured standby letter of credit agreement (LOC) with one bank in favor of the OCC in the amount of $15,000. There were no funds drawn under this LOC at December 31, 2014.

(In thousands, except option price amounts or as noted)

The following table presents information about Company's securities lending activity to enable the users of the Company's financial statements to evaluate the potential effect of right of setoff between these recognized assets and recognized liabilities at December 31, 2014.

	Gross Assets / Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition: Counterparty Offsetting	Gross Amounts Not Offset in the Statement of Financial Condition: Collateral	Net Amount
Assets:						
Securities borrowed [1]	$ 17,518	$ -	$ 17,518	$ (3,548)	$ (13,517)	$ 453
Total	$ 17,518	$ -	$ 17,518	$ (3,548)	$ (13,517)	$ 453
Liabilities:						
Securities loaned [2]	$ 15,218	$ -	$ 15,218	$ (3,548)	$ (10,586)	$ 1,084
Total	$ 15,218	$ -	$ 15,218	$ (3,548)	$ (10,586)	$ 1,084

(1) Included in receivables from brokers, dealers, and clearing organizations in the statement of financial condition.

(2) Included in payables to brokers, dealers, and clearing organizations in the statement of financial condition.

Legal Contingencies — The Company is subject to claims and lawsuits in the ordinary course of business, including arbitrations, class actions and other litigation, some of which include claims for substantial or unspecified damages. The Company is also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies.

The Company believes it has strong defenses in all significant matters currently pending and is contesting liability and any damages claimed. Nevertheless, some of these matters may result in adverse judgments or awards, including penalties, injunctions or other relief, and the Company may also determine to settle a matter because of the uncertainty and risks of litigation. Described below are certain matters in which there is a reasonable possibility that a material loss could be incurred or where the matter may otherwise be of significant interest to stockholders. Unless otherwise noted, the Company is unable to provide a reasonable estimate of any potential liability given the stage of proceedings in the matter. With respect to all other pending matters, based on current information and consultation with counsel, it does not appear reasonably possible that the outcome of any such matter would be material to the financial condition of the Company.

Customer litigation: The Company has been responding to an arbitration claim concerning accounts opened by a customer who was independently holding himself as an investment advisor to an investment pool. The complaint alleges that the Company breached certain duties in opening, administering and supervising the accounts, and seeks to hold the Company responsible for more than $15 million in trading losses incurred by the customer in the accounts. A hearing on the merits in the case commenced December 8, 2014 and will continue April 13, 2015.

Regulatory Matters: On April 16, 2012, the Company was charged by the SEC in an administrative proceeding alleging violations of the firm's close-out obligations under Regulation SHO (short sale delivery rules) in connection with certain customer trading activity. Following trial, in a decision issued June 7, 2013, the judge held that the Company had violated Regulation SHO and aided and abetted

(In thousands, except option price amounts or as noted)

fraudulent trading activity by its customer, and ordered the firm and the customer to pay disgorgement and penalties in an amount which would not be material. The Company continues to dispute the allegations and is appealing the decision.

Guarantees — The Company clears its clients' futures transactions on an omnibus basis through a futures commission merchant. The Company has agreed to indemnify its third-party clearing broker and its clearing futures commission merchants for losses that they may sustain for the client accounts introduced to them by the Company. The Company provides guarantees to its clearing organizations and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearing organization or exchange, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the Company believes that it is unlikely that it will have to make any material payments under these arrangements, and no liabilities related to these guarantees have been recognized in the accompanying financial statement.

12. Retirement Plan

Upon completing three months of consecutive service, employees of the Company may participate in CSC's qualified retirement plan, the SchwabPlan® Retirement Savings and Investment Plan. CSC may match certain employee contributions or make additional contributions to this plan at its discretion.

13. Stock Incentive Plans – Consolidated CSC Information

Employees, officers, and directors of the Company participate in stock incentive plans sponsored by CSC. The following summarizes these plans:

CSC issues shares for stock options and restricted stock awards from treasury stock. At December 31, 2014, CSC was authorized to grant up to 59 million common shares under its existing stock incentive plans. Additionally, at December 31, 2014, CSC had 41 million shares reserved for future issuance under its employee stock purchase plan.

As of December 31, 2014, there was $206 million of total unrecognized compensation cost, net of forfeitures, related to outstanding stock options, restricted stock awards, and restricted stock units, which is expected to be recognized through 2018 with a remaining weighted-average service period of 2.8 years.

Stock Option Plan

Options are granted for the purchase of shares of common stock at an exercise price not less than market value on the date of grant, and expire within seven or ten years from the date of grant. Options generally vest annually over a three- to five-year period from the date of grant. Certain options were granted at an exercise price above the market value of common stock on the date of grant (i.e., premium-priced options).

CSC's stock option activity is summarized below:

	Number of Options (in millions)	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at December 31, 2013	46	$ 16.74		
Granted	6	$ 27.96		
Exercised	(10)	$ 19.04		
Forfeited	(1)	$ 16.66		
Expired	-	$ 20.19		
Outstanding at December 31, 2014	41	$ 17.74	7.02	$ 513
Vested and expected to vest at December 31, 2014	40	$ 17.62	6.96	$ 497
Vested and exercisable at December 31, 2014	24	$ 15.76	5.92	$ 342

The aggregate intrinsic value in the table above represents the difference between CSC's closing stock price and the exercise price of each in-the-money option on the last trading day of the period presented.

Information on stock options granted and exercised during 2014 is presented below:

Weighted-average fair value of options granted per share	$ 7.82
Cash received from options exercised (in millions)	$ 189
Tax benefit realized on options exercised (in millions)	$ 8
Aggregate intrinsic value of options exercised (in millions)	$ 86

Management uses a binomial option pricing model to estimate the fair value of options granted. The binomial model takes into account the contractual term of the stock option, expected volatility, dividend yield, and risk-free interest rate. Expected volatility is based on the implied volatility of publicly-traded options on CSC's stock. Dividend yield is based on the average historical CSC dividend yield. The risk-free interest rate is based on the yield of a U.S. Treasury zero-coupon issue with a remaining term similar to the contractual term of the option. Management uses historical option exercise data, which includes employee termination data to estimate the probability of future option exercises. Management uses the Black-Scholes model to solve for the expected life of options valued with the binomial model presented below. The assumptions used to value CSC's options granted during 2014 and their expected lives were as follows:

Weighted-average expected dividend yield	1.20%
Weighted-average expected volatility	28%
Weighted-average risk-free interest rate	2.4%
Expected life (in years)	4.4 – 7.2

Restricted Stock Units

Restricted stock units are awards that entitle the holder to receive shares of CSC's common stock following a vesting period. Restricted stock units are restricted from transfer or sale and generally vest annually over a three- to five-year period, while some vest based upon CSC achieving certain financial or other measures. The fair value of restricted stock units is based on the market price of CSC's stock on

the date of grant. The grant date fair value is amortized to compensation expense on a straight-line basis over the requisite service period. The total fair value of the restricted stock units that vested during 2014 was $116 million.

CSC's restricted stock units activity is summarized below:

	Restricted Stock Units	
	Number of Units (in millions)	Weighted-Average Grant Date Fair Value per Unit
Outstanding at December 31, 2013	11	$ 16.11
Granted	3	$ 28.09
Vested	(4)	$ 15.63
Forfeited	-	$ 16.50
Outstanding at December 31, 2014	10	$ 20.66

14. Regulatory Requirements

The Company is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 (The Uniform Net Capital Rule). The Company computes net capital under the alternative method permitted by the Uniform Net Capital Rule. This method requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit balances arising from client transactions or a minimum dollar requirement of $250, which is based on the type of business conducted by the Company. Under the alternative method, the Company may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent company or employees if such payment would result in a net capital amount of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement.

The Company is also subject to the CFTC Regulation 1.17 (Reg. 1.17) under the Commodity Exchange Act, administered by the CFTC and the NFA, which also requires the maintenance of minimum net capital. The Company, as a futures commission merchant, is required to maintain minimum net capital equal to the greater of its net capital requirement under Reg. 1.17 ($1,000), or the sum of 8% of the total risk margin requirements for all positions carried in client accounts and 8% of the total risk margin requirements for all positions carried in non-client accounts, as defined in Reg. 1.17. At December 31, 2014, 8% of the total risk margin requirements for all positions carried in client and non-client accounts was $4,358, which exceeded the minimum dollar requirement for the Company of $1,000.

At December 31, 2014, the Company's net capital was $122,766 (38% of aggregate debit balances), which was $116,385 in excess of its minimum required net capital and $106,814 in excess of 5% of aggregate debit balances.

The Company is also subject to Rule 15c3-3 under the Securities Exchange Act of 1934, which requires the Company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of clients. In addition, additional amounts are segregated in accordance with the regulations of the CFTC governing futures commission merchants. In accordance with Rule 15c3-3, the Company had $711,838 of its cash segregated for the exclusive benefit of clients at December 31, 2014. In addition,

(In thousands, except option price amounts or as noted)

the Company had $1,105 segregated relating to its proprietary accounts of broker dealers (PAB), $99,192 segregated relating to client's domestic commodity futures positions, and $1,905 segregated relating to clients' foreign commodity futures positions pursuant to CFTC Regulation 30.7 as of December 31, 2014. On January 5, 2015, the Company deposited a net amount of $6,633 into its segregated reserve bank accounts.

The Company intends to pay dividends during 2015 to its Parent subject to regulatory requirements and approvals.

Certain broker-dealers have chosen to maintain proprietary securities accounts at the Company. The Company computes a separate reserve requirement for PAB and had a portion of its cash and investments segregated to meet this reserve requirement at December 31, 2014.

15. Related-Party Transactions

The Company provides securities and futures clearing services on a fully disclosed basis to its affiliate broker-dealers, optionsXpress Australia, Pty Limited, and optionsXpress Singapore Pte. Ltd.

The Company pays rent for office facilities that are leased by the Parent.

The Company borrows securities from Charles Schwab & Co., Inc., a subsidiary of CSC. At December 31, 2014, securities borrowed from Charles Schwab & Co., Inc. totaled $2,774 and are included in receivables from brokers, dealers, and clearing organizations.

The Company enables clients to sweep excess cash held in brokerage accounts into deposit accounts at Charles Schwab Bank, a subsidiary of CSC. At December 31, 2014, these sweep deposit balances totaled $1,303,374.

The Company has an unsecured credit facility with CSC of $200,000. In December 2014, CSC and the Company agreed to extend the expiration date of this facility from December 2014 to December 2016. Borrowings under this facility do not qualify as regulatory capital for the Company and are included in payables to affiliates. There were no borrowings outstanding under this facility at December 31, 2014.

16. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2014, through the date the statement of financial condition was issued. Based on this evaluation, other than as recorded or disclosed within this statement of financial condition and related notes, the Company has determined none of these events were required to be recognized or disclosed.

* * * * * *

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 247 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of optionsXpress, Inc.
Chicago, Illinois

We have examined optionsXpress, Inc.'s (the "Company") (a wholly owned subsidiary of optionsXpress Holdings, Inc., a wholly owned subsidiary of The Charles Schwab Corporation) statements, included in the accompanying optionsXpress, Inc. Compliance Report, that (1) the Company's internal control over compliance was effective during the period June 1, 2014 to December 31, 2014; (2) the Company's internal control over compliance was effective as of December 31, 2014; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 (the "net capital rule") and 240.15c3-3(e) (the "reserve requirements rule") as of December 31, 2014; and (4) the information used to state that the Company was in compliance with the net capital rule and reserve requirements rule was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with the net capital rule, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or NASD Rule 2340 of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of December 31, 2014 and during the period June 1, 2014 to December 31, 2014; the Company complied with the net capital rule and reserve requirements rule as of December 31, 2014; and the information used to assert compliance with the net capital rule and reserve requirements rule as of December 31, 2014 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with the net capital rule and reserve requirements rule, determining whether the information used to assert compliance with the net capital rule and reserve requirements rule was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

Deloitte & Touche LLP

February 25, 2015

optionsXPRESS.
charles SCHWAB

optionsXpress, Inc. Compliance Report

optionsXpress, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was effective during the required period of June 1, 2014 through the fiscal year ended December 31, 2014.

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2014.

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2014.

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

optionsXpress, Inc.

We, Barry S. Metzger and Ronald L. Wetzel, swear (or affirm) that, to our best knowledge and belief, this Compliance Report is true and correct.

By: [signature]
Title: Svr CEO
Date: 2/25/15

By: Ronald L. Wetzel
Title: C.F.O.
Date: 2/25/15